17016642

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response . . .	12.00

SECURI

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **09/21/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: **GLM Securities, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Paolino **(212) 338-8836**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Allan M. Katz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of GLM Securities, LLC (formerly known as Guggenheim Liquid Markets, LLC) (the Company), as of December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.



Allan M. Katz
Chief Financial Officer

Sworn and subscribed to before me this
28th day of February 2017.

Kelsey Megan Hughes
Notary Public, State of New York
Qualified In New York County
License # 01HU6332648
Commission Expires 11/02/2019





KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
GLM Securities, LLC:

We have audited the accompanying statement of financial condition of GLM Securities, LLC (the Company) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GLM Securities, LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 28, 2017

GLM SECURITIES, LLC (FORMERLY KNOWN AS GUGGENHEIM LIQUID MARKETS, LLC)
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Statement of Financial Condition

December 31, 2016

(Amounts in thousands)

Assets		
Cash	$	385
Other assets		26
Total assets	$	411
Liabilities and Member's Equity		
Accrued expense	$	40
Total liability		40
Member's equity		371
Total member's equity		371
Total liability and member's equity	$	411

See accompanying notes to financial statement.

GLM SECURITIES, LLC
(Formerly known as Guggenheim Liquid Markets, LLC)
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)
Notes to Financial Statements
December 31, 2016

(1) Organization and Nature of Business

GLM Securities, LLC (Company) was formed on February 9, 2016 (date of formation) and became a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) effective September 21, 2016 (commencement of operations). The Company is a wholly owned subsidiary of Links Holdings, LLC (Parent) whose ultimate parent is Guggenheim Capital, LLC (Guggenheim).

The Company was formed to engage in matched book activities using repurchase and reverse repurchase agreements collateralized by fixed-income securities. During the period from September 21, 2016 (commencement of operations) to December 31, 2016, the Company did not enter into repurchase or reverse repurchase agreements.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash

At December 31, 2016, all cash is held at a major U.S. financial institution. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(d) Income Taxes

The Company is organized as a Delaware single member limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state income tax returns of the Parent.

ASC 740-10, *Income Taxes – Overall,* requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2016. Further, as of December 31, 2016, the Company has recorded no liability for net

unrecognized tax benefits relating to uncertain tax positions it has taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

As the Company is organized as a single member limited liability company, disregarded for U.S. income tax purposes, and its taxable income is reported by the Parent, there is no tax expense/benefit recorded by the Company. If the Company had been a taxable entity, income tax expense for the period from February 9, 2016 (date of formation) to December 31, 2016, would have been calculated at the federal statutory tax rate of 35%.

(3) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and an additional minimum net capital requirement for reverse repurchase overcollateralization. At December 31, 2016, the Company had net capital of $345,000, which was $95,000 in excess of its required net capital of $250,000.

(4) Subsequent Events

Management has evaluated all subsequent events for the Company after the statement of financial condition date through February 28, 2017, the date the financial statement was available to be issued, and except as discussed below has concluded there are no recognized or nonrecognized events that require financial statement disclosure.

On January 17, 2017, the Company changed its name to GLM Securities, LLC.